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                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No.  )

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[X]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                        TIS MORTGAGE INVESTMENT COMPANY
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               (Name of Registrant as Specified In Its Charter)

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                        TIS MORTGAGE INVESTMENT COMPANY

                                  NEWS RELEASE


FOR RELEASE:   Immediately
DATE:          May 18, 1999
CONTACT:       John E. Castello
               (415) 393-8000



   TIS MORTGAGE INVESTMENT COMPANY SEEKS TO ENJOIN INSURGENTS FROM SOLICITING
                   PROXIES FOR INVALIDLY NOMINATED CANDIDATES

SAN FRANCISCO, May 18, 1999 - TIS Mortgage Investment Company (Pacific Exchange:
TISM) today announced that it had filed suit to enjoin an insurgent group from soliciting proxies to vote at the Company's June 11 annual meeting for candidates for director who were not and cannot be validly nominated under the procedures established by the Company's bylaws and to declare such nominations defective. The Company had previously received a notice of intent to nominate a slate of six directors at its annual meeting. The Board of Directors currently consists of six members, all of whom are to be elected at the 1999 annual meeting.

The notice was given by Frederick G. Tobin, who purported to nominate himself and five other candidates. After reviewing its stockholder records, the Company promptly notified Tobin that he was not eligible to nominate persons for election as directors because he was not a stockholder of record on the April 19, 1999 record date for the annual meeting as required by the Company's bylaws. Nevertheless, Mr. Tobin's group proceeded to file preliminary proxy materials with the Securities and Exchange Commission, signaling the group's intention to solicit proxies to vote for its invalidly nominated candidates.

The Company filed the suit in federal court in Rhode Island against Rhode Island residents, Tobin and John M. Finn, who is one of Tobin's purported nominees.
The Company took this action in an effort to avoid the confusion that would be caused by the Tobin group's solicitation for candidates who cannot be validly and legally nominated and to avoid the substantial expense and disruption to the Company's business and operations that a proxy contest would entail. "There is no legitimate reason that the Company and its stockholders should suffer the harm that would result from the proxy contest that the Tobin group proposes to wage," said Lorraine O. Legg, President and Chief Executive Officer of the Company. "The Tobin group will put the Company to
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great expense and significantly disrupt its operations if they are permitted to flout valid and reasonable corporate procedures and proceed with a bogus solicitation," she added.

Regardless of the outcome of the litigation, the Company's Board of Directors has decided to oppose election of the nominees proposed by Tobin. The Board is convinced that the election of new directors nominated by Mr. Tobin would run directly counter to the best interests of the Company's stockholders. The Board is intimately familiar with the Company and the real estate industry. It is fully committed to returning the Company to profitability by changing its core business from investment in mortgage instruments to investment in a variety of real properties, such as multi-family, shopping centers and development projects. In March 1999, the Board embarked on a plan to impose limitations on major changes in the Company's share ownership to preserve the Company's net operating loss carryforward and to authorize the Board of Directors to terminate the Company's status as a real estate investment trust for tax purposes at such time as that would be to the Company's advantage. The Board also plans to change the Company's name to reflect the new business focus. The proposals to implement this plan were included in preliminary proxy materials filed last month with the SEC. While the Board still believes that these proposals are important to the future of the Company, it has withdrawn them for now in the interests of holding a timely stockholders meeting and resolving any uncertainty over the composition of the Board of Directors.

The Company will be filing shortly with the Securities and Exchange Commission amended preliminary proxy materials for the 1999 annual meeting. The Board has set June 11, 1999 as the date for the annual meeting, and the record date, as previously notified by the Company's proxy distribution agent to the brokerage community, was April 19, 1999.

In the absence of an order by the court to the contrary, the Company expects the chairman of the meeting to rule Tobin's nominations out of order if Tobin attempts to nominate his candidates at the annual meeting. Cumulative voting in the election of directors is not permitted.

Certain Information Concerning Participants

The following individuals, all of whom are directors (and nominees for director) and/or executive officers of TIS Mortgage Investment Company, may be deemed participants in the solicitation of proxies on behalf of the Company's Board of
Directors: Lorraine O. Legg (President and Chief Executive Officer of the Company); Patricia M. Howe (Chairman, Corporate Capital Investment Advisors and subsidiaries); Robert W. Ledoux (General Partner, Venture Growth Associates); Douglas B. Fletcher (Chairman of the Company, and Chairman and Chief Executive Officer, Fletcher Capital Advisors Incorporated); J. David Schemel (Managing Member, Vista Marin, LLC, Oxford

                                      -2-
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Associates, LLC and DSDI, LLC); Anthony H. Barash (Senior Vice President and
General Counsel, Bowater Incorporated); and John E. Castello (Executive Vice President and Chief Financial Officer of the Company).

Pacific Securitization, Inc., which is indirectly principally owned by Ms. Legg and Ms. Howe, owns beneficially and of record 1,613,070 shares of the Company's common stock, or 18.1% of its outstanding shares; Ms. Legg also beneficially owns 206,700 shares of the Company's common stock (including 150,000 shares issuable under stock options exercisable within 60 days of April 19, 1999); and Ms. Howe also beneficially owns 154,820 shares of the Company's common stock (including 101,000 shares issuable under options exercisable within 60 days of April 19, 1999). None of the other directors or executive officers beneficially owns more than 1% of the Company's common stock. The preceding share numbers are as of April 19, 1999.

Ms. Legg and Mr. Castello are parties to employment agreements with the Company with evergreen renewal provisions that automatically extend the terms for one year periods, subject to earlier termination. Each agreement provides for severance payments, vesting of options and the continuation of fringe benefits in the event the officer is terminated other than for cause or the officer terminates employment for good reason (which includes a change of control).

TIS Financial Services, Inc. ("TIS Financial"), which is controlled indirectly by Ms. Legg and Ms. Howe, is a party to an agreement with the Company for the sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. It also extended to the Company in April 1999 a one-year $1 million revolving line of credit for operations. The line of credit is secured by the Company's residual interest in a pool of mortgage backed certificates guaranteed by the Government National Mortgage Association. Payment of the line of credit can be accelerated on certain events, including a change of control of the Company in which certain executive officers of the Company are removed or in which a majority of the Board is changed. DSDI, LLC, which is controlled by Mr. Schemel, is committed to TIS Financial for $625,000 on the same terms as the revolving line of credit.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties, including the results from investments of the Company and the outcome of the contested election of directors at the Company's 1999 annual meeting of stockholders. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

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The Company is a San Francisco-based real estate investment trust that owns and operates apartment communities and shopping centers located in California's Central Valley and invests in mortgage related assets.

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